UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                            CHAPARRAL RESOURCES, INC.
                                (Name of Issuer)



                    Common Stock, Par Value $0.0001 Per Share
                         (Title of Class of Securities)



                                    159420207
                                 (CUSIP Number)



                                  May 20, 2002
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or to otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 7 Pages

                                  SCHEDULE 13G
-------------------                                          -------------------
CUSIP No. 159420207                                            Page 2 of 7 Pages
-------------------                                          -------------------

================================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSONS (ENTITIES ONLY)
Allen Holding Inc.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ x ]
                                                              (b)  [   ]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------------
5  SOLE VOTING POWER
         0
--------------------------------------------------------------------------------
6  SHARED VOTING POWER
         0
--------------------------------------------------------------------------------
7  SOLE DISPOSITIVE POWER
         0
--------------------------------------------------------------------------------
8  SHARED DISPOSITIVE POWER
         0
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,713,146 (includes 31,250 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                                [ x ]
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         14.94% (1)
--------------------------------------------------------------------------------

12  TYPE OF REPORTING PERSON*

     HC
-------------------------------------------------------------------------------

1 The percentage stated in the "Percent of Class Represented by Amount in Row (11)" has been calculated based on the number of outstanding shares of the Issuer's Common Stock reported on the Form 10-Q filed with the Issuer with the Securities and Exchange Commission ("SEC") on May 20, 2002.

                                  SCHEDULE 13G
-------------------                                       ---------------------
CUSIP No. 159420207                                           Page 3 of 7 Pages
-------------------                                       ---------------------

================================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSONS (ENTITIES ONLY)
Allen & Company Incorporated
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ x ]
                                                              (b)  [   ]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

New York
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------------
5  SOLE VOTING POWER
         5,713,146 (includes 31,250 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
--------------------------------------------------------------------------------
6  SHARED VOTING POWER
         0
--------------------------------------------------------------------------------
7  SOLE DISPOSITIVE POWER
         5,713,146 (includes 31,250 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
--------------------------------------------------------------------------------
8  SHARED DISPOSITIVE POWER
         0
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,713,146 (includes 31,250 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                                      [ x ]
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         14.94% (2)
--------------------------------------------------------------------------------

12  TYPE OF REPORTING PERSON*

         CO, BD
--------------------------------------------------------------------------------

2 The percentage stated in the "Percent of Class Represented by Amount in Row (11)" has been calculated based on the number of outstanding shares of the Issuer's Common Stock reported on the Form 10-Q filed with the Issuer with the Securities and Exchange Commission ("SEC") on May 20, 2002.

                                                             Page 4 of 7 Pages

                                  SCHEDULE 13G

Summary: Reporting Persons make this filing on Schedule 13G to change the Form of Schedule on which beneficial ownership is being reported (Reporting Persons previously filed Amendment 10 to the Reporting Persons' Schedule 13D). As previously disclosed, due to the Issuer's issuance of its securities in connection with the restructuring of its debt, the Reporting Persons now hold beneficial ownership of less than 15% of the Issuer's Common Stock. As such holdings are passive in nature, Reporting Persons believe the beneficial ownership reported herein is appropriately disclosed on Schedule 13G.

Item 1.

                  (a)      Name of Issuer:

                           Chaparral Resources, Inc.


                  (b)      Address of Issuer's Principal Executive Office:

                           16945 Northchase Drive
                           Suite 1620
                           Houston, TX 77060

Item 2.

                  (a)      Name of Person Filing:

                           Allen Holding Inc. ("AHI")


                  (b)      Address of Principal Office or, if None, Residence:

                           711 Fifth Avenue
                           New York, NY  10022

                  (c)      Citizenship:

                           Delaware

                  (d)      Title of Class of Securities:

                           Common Stock, Par Value $0.0001 Per Share

                  (e)      CUSIP Number:

                           159420207

                                                               Page 5 of 7 Pages

                                  SCHEDULE 13G

                  (a)      Name of Person Filing:

                           Allen & Company Incorporated ("ACI")

                  (b)      Address of Principal Office or, if None, Residence:

                           711 Fifth Avenue
                           New York, NY  10022

                  (c)      Citizenship:

                           New York

                  (d)      Title of Class of Securities:

                           Common Stock, Par Value $0.0001 Per Share

                  (e)      CUSIP Number:

                           159420207


Item 3. If this Statement is filed pursuant to Rule  13(d)-1(b),  or 13d-2(b) or
(c), check whether the person filing is a:

                  N/A

Item 4.           Ownership.

                  (a)      Amount Beneficially Owned:

                  5,713,146 (includes 31,250 shares underlying warrants to purchase shares of the Issuer's Common Stock.)


(b)      Percent of Class:

                           14.94% (calculated based on number of outstanding
                  shares of the Issuer's Common Stock reported on the Form 10-Q filed by the Issuer with the Securities and Exchange Commission ("SEC") on May 20, 2002.)

                                                               Page 6 of 7 Pages
                                  SCHEDULE 13G

                  (c)(1)   Number of Shares to Which AHI Has:

                        (i) Sole voting power - 0
                        (ii) Shared voting power - 0
                        (iii) Sole dispositive power - 0
                        (iv)     Shared dispositive power -0


                           AHI owns 100% of the outstanding stock of ACI, and so may be deemed to beneficially own the shares which ACI owns as reported herein.

                  (c)(2)   Number of Shares to Which ACI Has:

                          (i) Sole voting power -
                             5,713,146 (includes 31,250 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
                          (ii)   Shared voting power - 0
                          (iii) Sole dispositive power -
                              5,713,146 (includes 31,250 shares
                              underlying warrants to purchase shares of the Issuer's Common Stock.)
                          (iv)  Shared dispositive power -0


Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                  N/A



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     The 5,713,146 shares of common stock (which includes warrants to purchase the Issuer's common stock) are directly owned by ACI, which is a wholly-subsidiary of AHI.

                                                               Page 7 of 7 Pages
                                  SCHEDULE 13G

Item 8.           Identification and Classification of Members of the Group.

                  ACI, which owns the 5,713,146 shares of common stock (which includes warrants to purchase the Issuer's common stock) reported herein, is a wholly-subsidiary of AHI.


Item 9.           Notice of Dissolution of Group.

                  N/A


Item 10. Certification.


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



ALLEN HOLDING INC.

By: /s/ Kim M. Wieland
   --------------------
Name:  Kim M. Wieland
Title: Managing Director and CFO
Date:  May 29, 2002

ALLEN & COMPANY INCORPORATED

By: /s/ Kim M. Wieland
    --------------------
Name:  Kim M. Wieland
Title: Managing Director and CFO
Date:  May 29, 2002